SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               ___________________

                                  SCHEDULE 13G

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           United States Leather, Inc.
                        ----------------------------------
                                (NAME OF ISSUER)


                       Common Stock, Par Value $0.01 Per Share
                        ----------------------------------
                           (TITLE OF CLASS OF SECURITIES)


                                    912 134 103
                        ----------------------------------
                                   (CUSIP NUMBER)

                          July 29, 1998-December 15, 1998
                        ----------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [X] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Pacholder Associates, Inc.  31-1251983

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)   [ ]
                                                       (b)   [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Ohio

5.  SOLE VOTING POWER

       813,020 shares of common stock

6.  SHARED VOTING POWER

        -  -

7.  SOLE DISPOSITIVE POWER

        813,020 shares of common stock

8  SHARED DISPOSITIVE POWER

        -  -

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        813,020 shares of common stock

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.1%

12.  TYPE OF REPORTING PERSON*

        IA, CO


     This Schedule 13-G is filed by Pacholder Associates, Inc. ("PAI").

Item 1:  (a)  Name of Issuer:  United States Leather, Inc.

         (b)  Address of issuer's principal executive offices:

                      1403 West Bruce Street
                      Milwaukee, Wisconsin 53204


Item 2.  (a)  Name of person filing:  Pacholder Associates, Inc.

         (b)  Address of principal business office:

                      8044 Montgomery Road, Suite 382
                      Cincinnati, OH 45236

         (c)  Citizenship:  United States

         (d)  Title of class of securities:  Common stock, $0.01 par value

         (e)  Cusip No.:  912 134 103

Item 3.  Type of Person:  Investment Advisor

Item 4.  (a)  Amount beneficially owned:  813,020 shares of common stock

         (b)  Percent of class: 8.1%

         (c)  (i)  sole power to vote: 813,020 shares of common stock
             (ii)  shared power to vote:
            (iii)  sole power to dispose: 813,020 shares of common stock
             (iv)  shared power to dispose:

Item 5.  Ownership of 5 percent or less of a class:

Item 6.  Ownership of more than 5 percent on behalf of another person:
 .

Item 7.  Identification and classification of subsidiary:  Not Applicable

Item 8.  Identification and classification of members of the group:
         Not Applicable

Item 9.  Notice of dissolution of the group:  Not Applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.



SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  Pacholder Associates, Inc.


                                  January 15, 1999
                                  Date


                                  /s/ David A. Groshoff
                                  Signature


                                  Ass't. Vice President & Ass't. Gen. Counsel
                                  Title


SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  Pacholder Associates, Inc.


                                  January 15, 1999
                                  Date


                                  ________________________________________
                                  Signature


                                  Ass't. Vice President & Ass't. Gen. Counsel
                                  Title


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